UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated August 2, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐            Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].
Yes ☐            No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

The following document is being submitted herewith:
•	Press Release dated August 2, 2006.

•	Interim Report to Shareholders for the six months ended June 30, 2006.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: August 2, 2006	By:	/s/ “Alison T. Love”

Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge reports first half earnings of $348.8 million
Highlights
•	Adjusted operating earnings for the second quarter increase 24% to $118.7 million

•	Adjusted operating earnings for the first half increase 9% to $328.2 million

•	US$920 million Southern Lights diluent pipeline receives commitments exceeding the planned capacity

•	US$350 million Southern Access Extension Project receives shipper support

•	$250 million contract storage terminal to be constructed at Hardisty, Alberta
CALGARY, Alberta, August 2, 2006 — “Our financial results are again very strong, with second quarter adjusted operating earnings per share increasing markedly, which leaves us well positioned to meet our previously stated objectives for the year,” said Patrick D. Daniel, President & Chief Executive Officer of Enbridge Inc. “Over the last few years we have announced a large number of projects that respond to increasingly strong industry fundamentals. These projects span an array of oil and gas transportation and storage opportunities and are in various stages of development.”
Mr. Daniel added, “Most notably, Enbridge continues to develop new crude oil market access pipelines including our Gateway, Alberta Clipper and Southern Access projects as well as a variety of alternatives to move Canadian oil sands crude oil to the Gulf of Mexico. These initiatives and projects will ensure that our customers have sufficient access to the right markets at the right time. This robust slate of projects provides us with significant growth opportunities in our existing lines of business, where we have historically been very successful, and will enable us to generate superior returns to shareholders.”
On August 1, 2006, the Enbridge Board of Directors declared quarterly dividends of $0.2875 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on September 1, 2006 to shareholders of record on August 15, 2006.
The Board of Directors also announced that it had accepted, with regret, the resignation of William R. Fatt, a Director since 2000, due to increasing commitments associated with Mr. Fatt’s role as Chief Financial Officer of Fairmont Hotels & Resorts Inc.
Earnings applicable to common shareholders were $348.8 million for the six months ended June 30, 2006, or $1.03 per share, compared with $314.2 million or $0.93 per share in 2005. The $34.6 million increase in earnings was attributed to strong performance from the Enbridge crude oil mainline system and $48.9 million from the revaluation of future income tax balances due to tax rate reductions. These positive factors were partially offset by a lower contribution from the gas distribution utility, as weather in the Ontario market area was significantly warmer than normal.
Earnings applicable to common shareholders were $157.9 million for the three months ended June 30, 2006, or $0.47 per share, compared with $93.6 million, or $0.27 per share in 2005. The $64.3 million increase in earnings reflected similar factors as those identified in the six month analysis except the weather impact at the gas distribution utility was less significant as the second quarter is seasonally a quarter in which lower volumes are distributed.

Consolidated Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Liquids Pipelines	68.6	53.6	134.9	106.6
Gas Pipelines	15.9	18.7	31.9	37.0
Sponsored Investments	23.2	14.5	43.4	32.9
Gas Distribution and Services	34.0	2.9	120.0	130.7
International	21.3	20.4	43.1	38.6
Corporate	(5.1)	(16.5)	(24.5)	(31.6)

	157.9	93.6	348.8	314.2

Non-GAAP Measures
This news release contains references to adjusted operating earnings, which represent earnings applicable to common shareholders adjusted for non-operating factors. This is not a measure that has a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and is not considered a GAAP measure. Therefore, this measure may not be comparable with a similar measure presented by other issuers. Management believes that the presentation of adjusted operating earnings provides useful information to investors and shareholders as it provides increased predictive value and performance trends.

	Three months ended		Six months ended
(millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2006	2005	2006	2005

GAAP earnings as reported	157.9	93.6	348.8	314.2
Non-operating factors and variances as per table below	(39.2)	2.0	(20.6)	(13.6)

Adjusted Operating Earnings	118.7	95.6	328.2	300.6

Adjusted Operating Earnings per Common Share	0.35	0.28	0.97	0.89

Significant after-tax non-operating factors and variances affecting consolidated earnings were as follows:

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Sponsored Investments
Dilution gain on EEP unit issuance	—	—	—	4.6
EEP non-cash derivative fair value gains/(losses)	(0.3)	—	2.4	—
Revalue future income taxes due to tax rate changes	6.0	—	6.0	—
Gas Distribution and Services
Colder/(warmer) than normal weather affecting EGD	(9.4)	(2.0)	(30.7)	1.7
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	—	7.3
Revalue future income taxes due to tax rate changes	28.9	—	28.9	—
Corporate
Revalue future income taxes due to tax rate changes	14.0	—	14.0	—

Total significant after-tax non-operating factors and variances increasing/(decreasing) earnings	39.2	(2.0)	20.6	13.6

Significant operating factors affecting consolidated earnings in 2006 included the following:
•	Enbridge crude oil mainline system earnings were higher primarily due to lower oil losses, higher earnings from Terrace and the Incentive Tolling Settlement (ITS).
•	Enbridge Energy Partners earnings have increased significantly with higher crude oil throughput, strong margins and increased volumes in the natural gas gathering and processing businesses.
•	Corporate costs increased as certain floating interest rate financings were replaced with longer term fixed rate debt.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the GAAP earnings volatility caused by exchange rate differences. During the first half of 2006, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $9.8 million (2005 — $5.4 million) of incremental cash flows, which were not included in reported earnings.
Liquids Pipelines

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Enbridge System	48.9	39.5	100.9	78.4
Athabasca System	13.8	11.4	26.1	23.7
Spearhead Pipeline	2.4	(0.1)	2.7	(0.6)
Olympic Pipeline	2.0	—	2.6	—
NW System	1.6	1.9	2.6	3.7
Feeder Pipelines and Other	(0.1)	0.9	—	1.4

	68.6	53.6	134.9	106.6

•	The Enbridge System reflected higher earnings from a number of factors including lower oil losses, performance incentives under the ITS and, within Terrace, lower taxes, higher toll revenues and the impact of higher volumes on the surcharge revenue.
•	Athabasca System earnings continued to grow as infrastructure additions contributed positively, but were partially offset by higher operating expenses.
•	Spearhead Pipeline commenced commercial operations in early March, 2006.
•	Olympic Pipeline was acquired effective February 1, 2006.

Gas Pipelines

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Alliance Pipeline US	7.2	8.5	14.5	16.4
Vector Pipeline	2.7	3.6	6.8	8.0
Enbridge Offshore Pipelines	6.0	6.6	10.6	12.6

	15.9	18.7	31.9	37.0

•	Alliance Pipeline US earnings were lower due to the stronger Canadian dollar in the first half of 2006 in comparison with the first half of 2005.
•	Vector Pipeline earnings were also impacted by the stronger Canadian dollar and higher operating costs in the second quarter of 2006 due to scheduled integrity inspections required by the regulator within the first six years of operation.
•	Enbridge Offshore Pipelines earnings are lower than the prior year; however, volumes returned to pre-hurricane levels during the second quarter of 2006. The stronger Canadian dollar also reduced earnings.
Sponsored Investments

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Enbridge Income Fund (EIF)	8.7	8.4	18.0	16.7
Enbridge Energy Partners (EEP)	8.5	6.1	19.4	11.6
Dilution gains in EEP	—	—	—	4.6
Revalue future income taxes due to tax rate changes	6.0	—	6.0	—

	23.2	14.5	43.4	32.9

•	EEP’s contribution to 2006 results improved significantly, despite the stronger Canadian dollar, and reflected considerably higher liquids throughput on the Lakehead System, higher margins and increased volumes in the natural gas gathering and processing businesses. The first half of 2006 also included $2.4 million (net to Enbridge) of unrealized mark-to-market gains on derivative financial instruments that do not qualify for hedge accounting treatment (loss of $0.3 million in the second quarter of 2006).
•	EEP issued partnership units in the first quarter of 2005 and because Enbridge did not fully participate in these offerings, dilution gains resulted. There were no unit issuances in the first half of 2006.

Gas Distribution and Services

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Enbridge Gas Distribution (EGD)	(5.1)	(2.8)	53.2	88.3
Noverco	1.2	(2.1)	15.1	19.8
CustomerWorks/ECS	3.7	6.2	10.3	12.3
Other Gas Distribution	0.6	1.1	5.3	5.9
Enbridge Gas New Brunswick	2.5	1.0	4.3	2.0
Gas Services	(1.3)	(1.0)	(0.3)	(0.1)
Aux Sable	0.2	0.6	1.2	3.8
Other	3.3	(0.1)	2.0	(1.3)
Revalue future income taxes due to tax rate changes	28.9	—	28.9	—

	34.0	2.9	120.0	130.7

•	EGD’s distribution volumes and earnings in 2006 were impacted by warmer weather. The weather in Ontario was warmer than normal in 2006 and reduced earnings by $30.7 million ($9.4 million in the second quarter) whereas weather was colder than normal and increased earnings by $1.7 million in the prior year ($2.0 million warmer than normal in the second quarter). EGD earnings were also reduced by a lower regulated rate of return on common equity, partially offset by a higher regulator approved rate base. The timing of operating and maintenance activities also increased earnings in the second quarter of 2006.
•	Noverco earnings were higher in the second quarter as the prior year included increased future income tax expense due to adjustments for reciprocal dividends and a significant cash dividend. In addition, the first quarter of the prior year included a $7.3 million dilution gain from a Gaz Metro LP unit issuance in which Noverco did not participate.
•	Aux Sable earnings were lower despite positive fractionation margins during the first half of 2006. Aux Sable entered into an output arrangement effective January 1, 2006, that eliminates substantially all negative earnings variability. Aux Sable now receives a fixed annual fee and upside sharing above a certain fractionation margin level. As the upside sharing is an annual measure, earnings in the first half of 2006 reflect only the fixed fee portion of the payment. Any upside sharing will be recorded when earned, in accordance with accounting rules for revenue recognition.
International

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

CLH	14.7	14.0	28.0	25.6
OCENSA/CITCol	8.1	8.0	16.3	16.2
Other	(1.5)	(1.6)	(1.2)	(3.2)

	21.3	20.4	43.1	38.6

•	The Company’s international investments continued to show strong performance with no significant variances to note.

Corporate

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Corporate	(19.1)	(16.5)	(38.5)	(31.6)
Revalue future income taxes due to tax rate changes	14.0	—	14.0	—

	(5.1)	(16.5)	(24.5)	(31.6)

The increase in Corporate costs was primarily due to higher interest expense as a portion of the Company’s floating rate debt was repaid through the issuance of long-term fixed rate debt.
Conference Call
Enbridge will hold a conference call on Wednesday, August 2, 2006 at 9:30 a.m. Eastern time (7:30 a.m. Mountain time) to discuss the second quarter 2006 results. The call can be accessed at 1-866-578-5784 using the access code of 47924483, and will be audio webcast live at www.enbridge.com/investor. An audio replay will be available shortly thereafter at 1-888-286-8010 using the access code 32632815; in addition, the webcast replay and transcript will be available on the website, later in the day.
The unaudited interim consolidated financial statements and Management’s Discussion and Analysis, which contain additional notes and disclosures, are available on the Enbridge website.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,600 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
Enbridge Contacts:

Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended		Six months ended
(unaudited; millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2006	2005	2006	2005

Earnings Applicable to Common Shareholders
Liquids Pipelines	68.6	53.6	134.9	106.6
Gas Pipelines	15.9	18.7	31.9	37.0
Sponsored Investments	23.2	14.5	43.4	32.9
Gas Distribution and Services	34.0	2.9	120.0	130.7
International	21.3	20.4	43.1	38.6
Corporate	(5.1)	(16.5)	(24.5)	(31.6)

	157.9	93.6	348.8	314.2

Cash Flow Data

Cash provided by operating activities before changes in operating assets and liabilities	253.9	295.9	577.5	664.8
Cash provided by operating activities	477.2	351.6	1,191.7	1,021.2
Expenditures on property, plant and equipment	231.9	116.4	392.6	199.5
Acquisitions and long-term investments	0.2	16.2	156.3	119.9
Common share dividends	100.8	86.9	201.4	173.8

Per Share Information

Earnings per Common Share	0.47	0.27	1.03	0.93
Diluted Earnings per Common Share	0.46	0.27	1.02	0.92
Dividends per Common Share	0.2875	0.2500	0.5750	0.5000

Shares Outstanding (millions)

Weighted Average Common Shares Outstanding			339.3	336.9
Diluted Weighted Average Common Shares Outstanding			342.5	340.2

Operating

Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,054	1,999	2,103	2,015
Barrel miles (billions)	186	173	384	345
Average haul (miles)	997	951	1,010	945
Gas Pipelines — Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,592	1,561	1,636	1,622
Vector Pipeline	1,011	979	1,082	1,036
Enbridge Offshore Pipelines	2,229	2,435	2,149	2,520
Gas Distribution and Services[2]
Volumes (billion cubic feet)	70	75	240	264
Number of active customers (thousands)	1,825	1,779	1,825	1,779
Degree day deficiency[3]
Actual	439	487	2,105	2,453
Forecast based on normal weather	546	546	2,440	2,440

1.	Liquids Pipelines operating highlights include the statistics of the 10.9% owned Lakehead System and other wholly-owned liquid pipeline operations, excluding Spearhead Pipeline and Olympic Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

Revenues
Commodity sales	1,791.1	1,035.1	4,496.5	2,966.0
Transportation	478.3	463.1	1,062.2	1,008.6
Energy services	57.8	74.2	115.2	153.6

	2,327.2	1,572.4	5,673.9	4,128.2

Expenses
Commodity costs	1,695.6	943.2	4,287.6	2,713.0
Operating and administrative	248.9	255.2	503.3	514.6
Depreciation and amortization	146.2	143.0	292.2	286.3

	2,090.7	1,341.4	5,083.1	3,513.9

	236.5	231.0	590.8	614.3
Income from Equity Investments	43.3	23.0	98.1	68.8
Other Investment Income	2.9	17.6	17.0	54.0
Interest Expense	(136.8)	(134.1)	(275.1)	(269.4)

	145.9	137.5	430.8	467.7
Income Taxes	13.7	(42.2)	(78.6)	(150.1)

Earnings	159.6	95.3	352.2	317.6
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	157.9	93.6	348.8	314.2

Earnings Per Common Share	0.47	0.27	1.03	0.93

Diluted Earnings Per Common Share	0.46	0.27	1.02	0.92

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six months ended
(unaudited; millions of Canadian dollars)	June 30,
	2006	2005

Retained Earnings at Beginning of Period	2,098.2	1,840.9
Earnings Applicable to Common Shareholders	348.8	314.2
Common Share Dividends	(201.4)	(173.8)
Dividends Paid to Reciprocal Shareholder	6.1	5.4
Dividend Reclassification Adjustment	—	51.2

Retained Earnings at End of Period	2,251.7	2,037.9

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three month ended		Six month ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2006	2005	2006	2005

Cash Provided By Operating Activities
Earnings	159.6	95.3	352.2	317.6
Depreciation and amortization	146.2	143.0	292.2	286.3
Equity earnings less than/(in excess of) cash distributions	(8.2)	6.7	(42.8)	(21.5)
Gain on reduction of ownership interest	—	—	—	(15.6)
Future income taxes	(49.7)	47.9	(48.1)	85.0
Other	6.0	3.0	24.0	13.0
Changes in operating assets and liabilities	223.3	55.7	614.2	356.4

	477.2	351.6	1,191.7	1,021.2

Investing Activities
Acquisitions	—	(15.4)	(101.4)	(58.1)
Long-term investments	(0.2)	(0.8)	(54.9)	(61.8)
Additions to property, plant and equipment	(239.1)	(116.4)	(392.6)	(199.5)
Change in construction payable	6.6	(14.3)	(14.3)	(0.3)
Change in long-term notes receivable	28.0	(0.6)	28.0	(0.6)

	(204.7)	(147.5)	(535.2)	(320.3)

Financing Activities
Net change in short-term borrowings and short-term debt	214.4	(8.6)	(553.2)	(709.8)
Net change in non-recourse short-term debt of joint ventures	4.5	12.5	4.5	11.9
Long-term debt issues	—	—	500.0	620.1
Long-term debt repayments	(400.0)	(100.0)	(400.0)	(396.9)
Non-recourse long-term debt repaid by joint ventures	(27.1)	(48.1)	(29.7)	(52.4)
Non-recourse long-term debt issued by joint ventures	0.8	—	2.8	6.8
Changes in non-controlling interests	(13.8)	(7.4)	(19.9)	(11.9)
Common shares issued	18.4	12.0	38.5	39.4
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(100.8)	(86.9)	(201.4)	(173.8)

	(305.3)	(228.2)	(661.8)	(670.0)

Increase/(Decrease) in Cash and Cash Equivalents	(32.8)	(24.1)	(5.3)	30.9
Cash and Cash Equivalents at Beginning of Period	181.4	160.5	153.9	105.5

Cash and Cash Equivalents at End of Period	148.6	136.4	148.6	136.4

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(unaudited; millions of Canadian dollars)	2006	2005

Assets
Current Assets
Cash and cash equivalents	148.6	153.9
Accounts receivable and other	1,709.9	1,900.3
Inventory	597.4	1,021.4

	2,455.9	3,075.6
Property, Plant and Equipment, net	10,590.0	10,466.6
Long-Term Investments	1,877.8	1,842.8
Receivable from Affiliate	147.0	177.0
Deferred Amounts and Other Assets	929.9	894.2
Intangible Assets	241.4	252.6
Goodwill	391.5	367.2
Future Income Taxes	160.8	134.9

	16,794.3	17,210.9

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	192.4	1,074.8
Accounts payable and other	1,630.6	1,624.8
Interest payable	84.3	81.7
Current maturities and short-term debt	331.2	401.2
Current portion of non-recourse long-term debt	57.7	68.2

	2,296.2	3,250.7
Long-Term Debt	6,745.2	6,279.1
Non-Recourse Long-Term Debt	1,576.4	1,619.9
Other Long-Term Liabilities	81.3	91.7
Future Income Taxes	991.0	1,009.0
Non-Controlling Interests	687.8	691.0

	12,377.9	12,941.4

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,388.3	2,343.8
Contributed surplus	12.3	10.0
Retained earnings	2,251.7	2,098.2
Foreign currency translation adjustment	(225.2)	(171.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,416.4	4,269.5

	16,794.3	17,210.9

SEGMENTED INFORMATION
Three months ended June 30, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	246.1	86.4	63.4	1,928.5	2.8	—	2,327.2
Commodity costs	—	—	—	(1,695.6)	—	—	(1,695.6)
Operating and administrative	(85.2)	(24.7)	(18.0)	(113.5)	(4.6)	(2.9)	(248.9)
Depreciation and amortization	(40.1)	(20.4)	(17.9)	(66.4)	(0.1)	(1.3)	(146.2)

	120.8	41.3	27.5	53.0	(1.9)	(4.2)	236.5
Investment and other income	0.2	3.2	5.6	11.3	27.7	(1.8)	46.2
Interest and preferred share dividends	(27.6)	(18.5)	(15.0)	(46.1)	—	(31.3)	(138.5)
Income taxes	(24.8)	(10.1)	5.1	15.8	(4.5)	32.2	13.7

Earnings applicable to common shareholders	68.6	15.9	23.2	34.0	21.3	(5.1)	157.9

Three months ended June 30, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	214.1	98.3	61.7	1,196.3	2.0	—	1,572.4
Commodity costs	—	—	—	(943.2)	—	—	(943.2)
Operating and administrative	(77.0)	(23.1)	(14.9)	(133.8)	(3.5)	(2.9)	(255.2)
Depreciation and amortization	(36.5)	(23.9)	(17.9)	(62.5)	(0.3)	(1.9)	(143.0)

	100.6	51.3	28.9	56.8	(1.8)	(4.8)	231.0
Investment and other income	(0.4)	1.3	10.1	(1.4)	22.8	8.2	40.6
Interest and preferred share dividends	(24.2)	(21.6)	(15.8)	(42.6)	—	(31.6)	(135.8)
Income taxes	(22.4)	(12.3)	(8.7)	(9.9)	(0.6)	11.7	(42.2)

Earnings applicable to common shareholders	53.6	18.7	14.5	2.9	20.4	(16.5)	93.6

Six months ended June 30, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	493.9	173.1	125.4	4,876.2	5.3	—	5,673.9
Commodity costs	—	—	—	(4,287.6)	—	—	(4,287.6)
Operating and administrative	(170.0)	(47.1)	(32.9)	(238.9)	(7.8)	(6.6)	(503.3)
Depreciation and amortization	(78.7)	(42.4)	(36.0)	(132.1)	(0.4)	(2.6)	(292.2)

	245.2	83.6	56.5	217.6	(2.9)	(9.2)	590.8
Investment and other income	—	6.0	25.9	25.7	52.1	5.4	115.1
Interest and preferred share dividends	(50.8)	(37.3)	(30.0)	(94.8)	—	(65.6)	(278.5)
Income taxes	(59.5)	(20.4)	(9.0)	(28.5)	(6.1)	44.9	(78.6)

Earnings applicable to common shareholders	134.9	31.9	43.4	120.0	43.1	(24.5)	348.8

Six months ended June 30, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	425.9	194.8	122.0	3,380.0	5.5	—	4,128.2
Commodity costs	—	—	—	(2,713.0)	—	—	(2,713.0)
Operating and administrative	(151.2)	(44.3)	(28.1)	(274.0)	(8.1)	(8.9)	(514.6)
Depreciation and amortization	(73.7)	(48.1)	(35.4)	(125.6)	(0.6)	(2.9)	(286.3)

	201.0	102.4	58.5	267.4	(3.2)	(11.8)	614.3
Investment and other income	(1.2)	1.3	30.8	25.2	42.9	23.8	122.8
Interest and preferred share dividends	(48.5)	(42.7)	(31.3)	(87.3)	—	(63.0)	(272.8)
Income taxes	(44.7)	(24.0)	(25.1)	(74.6)	(1.1)	19.4	(150.1)

Earnings applicable to common shareholders	106.6	37.0	32.9	130.7	38.6	(31.6)	314.2

Enbridge Inc.
Management’s Discussion & Analysis
For the Three and Six Months Ended June 30, 2006
This Management’s Discussion and Analysis, dated August 1, 2006 should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three and six months ended June 30, 2006 and the Management’s Discussion and Analysis included in the Company’s 2005 Annual Report.
Consolidated Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Liquids Pipelines	68.6	53.6	134.9	106.6
Gas Pipelines	15.9	18.7	31.9	37.0
Sponsored Investments	23.2	14.5	43.4	32.9
Gas Distribution and Services	34.0	2.9	120.0	130.7
International	21.3	20.4	43.1	38.6
Corporate	(5.1)	(16.5)	(24.5)	(31.6)

	157.9	93.6	348.8	314.2

Earnings applicable to common shareholders were $348.8 million for the six months ended June 30, 2006, or $1.03 per share, compared with $314.2 million or $0.93 per share in 2005. The $34.6 million increase in earnings was attributed to strong performance from the Enbridge crude oil mainline system and $48.9 million from the revaluation of future income tax balances due to tax rate reductions. These positive factors were partially offset by a lower contribution from the gas distribution utility, as weather in the Ontario market area was significantly warmer than normal.
Earnings applicable to common shareholders were $157.9 million for the three months ended June 30, 2006, or $0.47 per share, compared with $93.6 million, or $0.27 per share in 2005. The $64.3 million increase in earnings reflected similar factors as those identified in the six month analysis except the weather impact at the gas distribution utility is less significant as the second quarter is seasonally a quarter in which lower volumes are distributed.
FORWARD LOOKING INFORMATION
Certain information provided in this Management’s Discussion and Analysis (MD&A) constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except to the extent required by applicable securities laws and regulations, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Significant after-tax non-operating factors and variances affecting consolidated earnings were as follows:

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Sponsored Investments
Dilution gain on EEP unit issuance	—	—	—	4.6
EEP non-cash derivative fair value gains/(losses)	(0.3)	—	2.4	—
Revalue future income taxes due to tax rate changes	6.0	—	6.0	—
Gas Distribution and Services
Colder/(warmer) than normal weather affecting EGD	(9.4)	(2.0)	(30.7)	1.7
Dilution gain in Noverco (Gaz Metro unit issuance)	—	—	—	7.3
Revalue future income taxes due to tax rate changes	28.9	—	28.9	—
Corporate
Revalue future income taxes due to tax rate changes	14.0	—	14.0	—

Total significant after-tax non-operating factors and variances increasing/(decreasing) earnings	39.2	(2.0)	20.6	13.6

Significant operating factors affecting consolidated earnings in 2006 included the following:
•	Enbridge crude oil mainline system earnings were higher primarily due to lower oil losses, higher earnings from Terrace and the Incentive Tolling Settlement (ITS).
•	Enbridge Energy Partners (EEP) earnings have increased significantly with higher crude oil throughput, strong margins and higher volumes in the natural gas gathering and processing businesses.
•	Corporate costs increased as certain floating interest rate financings were replaced with longer term fixed rate debt.
The Company has foreign currency denominated earnings, primarily from U.S. based operations and investments, as well as its Euro investment in CLH. The Company uses long-term derivative contracts to economically hedge a significant portion of the cash distributions from these long-term investments. However, this does not eliminate the GAAP earnings volatility caused by exchange rate differences. During the first half of 2006, the Company received foreign currency denominated cash distributions and settled associated hedge transactions resulting in $9.8 million (2005 — $5.4 million) of incremental cash flows, which was not included in reported earnings.
RECENT DEVELOPMENTS
Liquids Pipelines — Progress on Organic Growth Projects
The Liquids Pipelines strategy focuses on meeting the needs of Western Canadian crude oil producers. This strategy includes continuing to develop Alberta oil sands infrastructure, enhancing producer access to diluent and increasing traditional PADD II (U.S. Midwest) market penetration. The Company advanced these objectives during the first half of 2006 by initiating the Southern Lights Pipeline project, advancing the Southern Access Expansion and Extension projects, developing the Hardisty Terminal project and completing the reversal of Spearhead Pipeline.
Southern Lights Pipeline
In response to interest expressed by a number of shippers to increase the availability of diluent in Western Canada, Enbridge announced plans to build the Southern Lights Pipeline. This 180,000 barrel per day (bpd) pipeline would transport diluent from Chicago to Edmonton. Diluent is required to transport heavy oil and bitumen produced in Alberta. In July 2006, Enbridge received shipper commitments exceeding the planned capacity of the Southern Lights Pipeline. This pipeline is expected to be in service in early 2009.
The Southern Lights Pipeline project is expected to cost approximately US$920 million (in 2006 dollars) and will include constructing a new 16 or 20-inch diameter pipe from Chicago to Clearbrook, Minnesota and reversing the flow of Enbridge’s Line 13, an existing crude oil pipeline, from Clearbrook to Edmonton. Enbridge will also construct a new 20 or 24-inch pipeline to transport crude oil from Cromer, Manitoba to Clearbrook and expand its existing Line 2. These changes to the existing crude oil system will increase southbound light crude system capacity by 45,000 bpd.
The approval of the Board of Directors of EEP is required to exchange the portion of Line 13 currently owned by EEP for a portion of the Cromer to Clearbrook crude oil pipeline to be constructed. In addition, a final decision to proceed with the project will require support from crude oil shippers for the required reconfiguration of the mainline system, as well as the successful completion of engineering, environmental permitting, public consultation and regulatory approvals.
Southern Access Extension
Enbridge is proceeding, with the formal support of shippers and the Canadian Association of Petroleum Producers (CAPP), with the expedited construction of the Southern Access Extension from Flanagan, Illinois to Patoka, Illinois. The Southern Access Extension involves a new 36-inch diameter, 400,000 bpd pipeline at a cost of approximately US$350 million and is targeted to be in service in 2009. Construction of the new line is subject to regulatory approvals.
Southern Access Mainline Expansion
During the first quarter of 2006, the U.S. Federal Energy Regulatory Commission approved an Offer of Settlement with respect to tolls for the U.S. segment of the Southern Access Expansion. The Settlement allows the Lakehead System, the portion of the mainline owned by EEP in the United States, to recover the costs associated with Southern Access Expansion through a surcharge in addition to existing base rates. The surcharge will be a transparent cost-of-service-based tariff mechanism that EEP will adjust each year to actual costs and throughput.
In the second quarter of 2006, Enbridge and EEP reached agreement with shippers and CAPP to increase the proposed diameter of the Southern Access Expansion between Superior, Wisconsin and Flanagan, Illinois to a 42-inch diameter, increasing the estimated capital cost of the Southern Access Expansion to approximately US$1.3 billion (in 2005 dollars). The pipe diameter increase, in conjunction with the proposed Alberta Clipper Pipeline, will position the system for low-cost future expansion. The first phase of the Canadian mainline expansion project has been expedited and is now expected to add approximately 120,000 bpd of capacity by the end of 2006, rather than 2007. Subsequent phases are expected to increase the cumulative additional capacity to 190,000 bpd in 2008 and 400,000 bpd in 2009.
Alberta Clipper Pipeline
Shipper interest in the proposed 400,000 bpd Alberta Clipper Pipeline continues to be strong. Enbridge and EEP will seek to reach agreement with shippers on the project terms in time to permit the filing of regulatory applications before the end of 2006, to maintain the option to achieve an in-service date in the fourth quarter of 2009. The proposed Alberta Clipper Pipeline would involve the construction of a 36-inch diameter heavy crude line from Hardisty, Alberta to Superior, Wisconsin, in conjunction with additional pumping power applied to the new 42-inch pipe from Superior to Flanagan, Illinois, described above under Southern Access Extension. The Canadian segment of the line is expected to cost $1,375 million (in 2006 dollars) and the U.S. segment, which would be undertaken by EEP, is expected to cost US$700 million (in 2006 dollars).

Gateway Pipeline Project
Enbridge is continuing to work towards obtaining volume commitments and transportation agreements with shippers for the Gateway Pipeline Project. This project includes a 400,000 bpd petroleum export line which would transport oil from the Edmonton, Alberta area to Kitimat, B.C. where it could be shipped by tanker to China, other Asia-Pacific markets and California. The project also includes a condensate import line, which would bring imported condensate from Kitimat, B.C. to the Edmonton, Alberta area. Interest expressed by shippers has resulted in upsizing the petroleum export line to from 30 to 36 inches. The size of the condensate import line has also been increased from 16 to 20 inches. In several cases the execution of the agreements is pending a final decision by the shipper on an oil sands project. The in service date preference of the shippers spans 2010 and 2011 based on the timing of their projects.
Hardisty Terminal
During the second quarter of 2006, the Company announced its plan to proceed with the construction of a new crude oil terminal at Hardisty, Alberta. The terminal is expected to have an initial capacity of 5 million barrels and will cost approximately $250 million. The Company has executed contracts for 80% of the initial capacity and has entered into letters of intent representing the balance of the initial capacity. The Company is in active discussions with additional parties whose interest would support a second phase expansion. The facility is anticipated to start to come into service in December 2007, with tanks being commissioned throughout 2008.
Waupisoo Pipeline
The Waupisoo Pipeline project continues to progress as the $400 million (in 2005 dollars) crude oil line is in the Alberta regulatory review process. The previously announced diluent line has been separated from the regulatory filing in order to expedite the crude oil line, which is needed earlier. Enbridge will continue discussions with all interested parties for a diluent line, with construction and an in-service date to be determined at a later date.
Spearhead Pipeline
During March 2006, Spearhead Pipeline commenced delivery of crude oil from Chicago to Cushing, Oklahoma. The initial capacity of Spearhead Pipeline is 125,000 bpd and it can be expanded to 190,000 bpd in the near term. Current volumes of approximately 75,000 bpd have exceeded the Company’s first year expectations.
Other Development Initiatives
The Company routinely considers many potential development initiatives designed to provide shippers with access to diverse markets and meet growing demand for pipeline capacity from the Alberta oil sands. In addition to the Gateway Pipeline project to the west coast and the Alberta Clipper Pipeline project, which could provide large incremental export capacity, the Company has had discussions with customers who have expressed an interest in taking capacity on a new $3.6 billion, 400,000 bpd pipeline, which could transport oil from Alberta directly to Texas. This pipeline would also connect to refining centers in Denver, Colorado and Cushing, Oklahoma. The development of a number of alternative initiatives allows shippers to choose the projects that best meet their needs. Enbridge will only proceed with projects supported by shippers.
Gas Pipelines — Offshore Developments
One of the Company’s Gas Pipelines’ strategies is to capitalize on its offshore Gulf of Mexico assets (Enbridge Offshore Pipelines) through the connection of new gas discoveries and acquisition of other deepwater systems. During the second quarter of 2006, Enbridge made progress on this objective by acquiring, through a 50%-owned joint venture, a 14-mile offshore pipeline, with a capacity of 200 million cubic feet per day (mmcf/d), to transport natural gas from the West Cameron area to its jointly owned Stingray Pipeline.

Shenzi Lateral Project
Enbridge also announced plans to construct a natural gas lateral to connect the new deepwater Shenzi field to existing Gulf of Mexico pipelines. The 11-mile lateral is expected to cost approximately US$45 million and to have a capacity of 100 mmcf/d. The Shenzi lateral would deliver natural gas through the Company’s 22%-owned Cleopatra Pipeline, the 50%-owned Manta Ray Pipeline and the 50%-owned Nautilus Pipeline and is expected to be completed by the end of 2007 with the first gas expected by mid-year 2009. Construction is scheduled in the second half of 2007 to secure the commitment of a lay vessel, which are in high demand, and avoid interference with the producers’ development construction in 2008.
Neptune Project
Construction of the US$125 million natural gas and crude oil laterals, which will connect the deepwater Neptune oil and gas field to existing Gulf of Mexico pipelines is now expected to begin as early as November of this year with sub-sea tie-ins scheduled for the second quarter of 2007.
Project Updates — Power Generation
Construction of the 200-megawatt Ontario wind power project on the eastern shore of Lake Huron is now scheduled to begin in late 2006 with start up expected in the fall of 2007.
Enbridge will not be participating as a partner in the Goreway Power Project. However, EGD has received approval from the OEB to construct a pipeline to service this facility. The Company will continue to explore gas-fired generation opportunities that are supported by long-term contracts and improve the utilization of existing assets.
Enbridge Gas Distribution (EGD) — Late Payment Penalties Class Action Proceeding
In July 2006, culminating a 12-year legal case, EGD entered into a settlement agreement with respect to the repayment of a portion of amounts paid to it as late payment penalties. The total amount of late payment penalties billed between April 1994 and February 2002, when the late payment penalty was revised, was approximately $74 million.
Under the settlement agreement, which must be approved by the Ontario Superior Court of Justice, EGD would donate $9 million to the Winter Warmth Fund, pay class counsel approximately $10 million for the plaintiff’s legal fees and expenses and pay approximately $2 million to the Class Proceedings Fund. The Winter Warmth Fund provides eligible low-income customers of participating Ontario utilities with financial assistance for the payment of their natural gas and electricity bills.
The settlement agreement is subject to the approval of the Ontario Superior Court of Justice (the Court). The Court will consider the settlement at a hearing likely to be held in September 2006. If the Court does not approve the settlement, the settlement agreement will become null and void, the proposed payments will not be made by the Company and the litigation will likely continue. EGD intends to apply to the Ontario Energy Board (OEB) for recovery of payments resulting from the settlement and has booked a total liability of approximately $21 million with an offsetting receivable from ratepayers.
EGD — Final 2006 Rates Decision
On February 9, 2006, the OEB released its decision relating to EGD’s 2006 rate application. The new rates approved by the OEB’s decision result in an overall increase in rates of approximately 1% for the average residential customer. One key element of the decision included a capital expenditure budget of $300 million, compared with EGD’s request for capital expenditures of approximately $460 million. Average annual capital expenditures incurred over the past five years have been approximately $250 million per year.

The key elements of the OEB’s decision are summarized below.

Approved for 2006

Rate base (millions)	$3,633.6
Deemed common equity for regulatory purposes	35.00%
Rate of return on common equity	8.74%

EGD expects to file its 2007 rate application with the OEB during the third quarter of 2006.
OUTLOOK
Hurricane Update
Enbridge Offshore Pipelines natural gas volumes increased in the second quarter of 2006, recovering to 2005 pre-hurricane levels. This is the result of previously damaged infrastructure and associated production coming back on line and additional producer volumes committed to the systems, offsetting natural reservoir declines.
Repairs to producer-owned upstream facilities on the Mississippi Canyon corridor were completed at the end of the second quarter. Repairs in the Stingray corridor are substantially complete onshore and are anticipated to be completed offshore in the third quarter. Insurance coverage partially mitigated the temporary volume losses experienced as volumes returned to pre-hurricane levels.
The Company continues to maintain an active risk management program that includes comprehensive insurance coverage, notwithstanding a constrained insurance market. However, it is anticipated that related costs will increase in the form of higher insurance premiums and deductibles as well as longer waiting periods for business interruption claims. It is expected that the incidence and severity of windstorm occurrences, and the Company’s direct experience in the Gulf of Mexico, will dictate future costs and coverage levels in this region.
FINANCIAL RESULTS
Liquids Pipelines
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Enbridge System	48.9	39.5	100.9	78.4
Athabasca System	13.8	11.4	26.1	23.7
Spearhead Pipeline	2.4	(0.1)	2.7	(0.6)
Olympic Pipeline	2.0	—	2.6	—
NW System	1.6	1.9	2.6	3.7
Feeder Pipelines and Other	(0.1)	0.9	—	1.4

	68.6	53.6	134.9	106.6

Earnings from Liquids Pipelines for the six months ended June 30, 2006 increased to $134.9 million from $106.6 million for the prior year. The increase primarily reflected improved earnings from Enbridge System as well as the commencement of commercial operations on Spearhead Pipeline, in early March 2006, and the acquisition of Olympic Pipeline, in February 2006.

The Enbridge System reflected higher earnings from a number of factors including lower oil losses, performance incentives under the ITS and, within Terrace, lower taxes, higher toll revenues and the impact of higher volumes on the surcharge revenue.
Athabasca System earnings continued to grow as infrastructure additions contributed positively, but were partially offset by higher operating expenses.
Earnings for the three months ended June 30, 2006 were $68.6 million compared with $53.6 million for the three months ended June 30, 2005. The increase was due to improved earnings from Enbridge System and Athabasca System as well as contributions from Spearhead Pipeline and Olympic Pipeline.
Gas Pipelines
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Alliance Pipeline US	7.2	8.5	14.5	16.4
Vector Pipeline	2.7	3.6	6.8	8.0
Enbridge Offshore Pipelines	6.0	6.6	10.6	12.6

	15.9	18.7	31.9	37.0

Earnings from Gas Pipelines were $31.9 million for the six months ended June 30, 2006, a decrease of $5.1 million from the same period in the prior year. The decrease was due mainly to the impact of the stronger Canadian dollar.
Alliance Pipeline US earnings were lower due to the stronger Canadian dollar in the first half of 2006 in comparison with the first half of 2005.
Vector Pipeline earnings were also impacted by the stronger Canadian dollar and higher operating costs in the second quarter of 2006 due to scheduled integrity inspections required by the regulator within the first six years of operation.
Enbridge Offshore Pipelines earnings are lower than the prior year; however, volumes returned to pre-hurricane levels during the second quarter of 2006. The stronger Canadian dollar also reduced earnings.
For the three months ended June 30, 2006, Gas Pipelines earned $15.9 million compared with $18.7 million for the three months ended June 30, 2005. The decrease reflected a stronger Canadian dollar, compared with the same period in the prior year.

Sponsored Investments
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Enbridge Income Fund (EIF)	8.7	8.4	18.0	16.7
Enbridge Energy Partners (EEP)	8.5	6.1	19.4	11.6
Dilution gains in EEP	—	—	—	4.6
Revalue future income taxes due to tax rate changes	6.0	—	6.0	—

	23.2	14.5	43.4	32.9

Earnings for the six months ended June 30, 2006 were $43.4 million compared with $32.9 million in the same period of 2005. The increase was due to increased earnings from EEP as well as the impact of tax rate reductions on future income tax balances, partially offset by the absence of dilution gains in 2006.
EEP’s contribution to 2006 results improved significantly, despite the stronger Canadian dollar, and reflected considerably higher liquids throughput on the Lakehead System, higher margins and increased volumes in the natural gas gathering and processing businesses. The first half of 2006 also included $2.4 million (net to Enbridge) of unrealized mark-to-market gains on derivative financial instruments that do not qualify for hedge accounting treatment (loss of $0.3 million in the second quarter of 2006).
EEP issued partnership units in the first quarter of 2005 and, because Enbridge did not fully participate in these offerings, dilution gains resulted. There were no unit issuances in the first half of 2006.
Earnings for the three months ended June 30, 2006 were $23.2 million compared with $14.5 million for the three months ended June 30, 2005. The increase was primarily due to the impact of tax rate reductions on future income tax balances as well as improved results in EEP.
Gas Distribution and Services
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Enbridge Gas Distribution (EGD)	(5.1)	(2.8)	53.2	88.3
Noverco	1.2	(2.1)	15.1	19.8
CustomerWorks/ECS	3.7	6.2	10.3	12.3
Other Gas Distribution	0.6	1.1	5.3	5.9
Enbridge Gas New Brunswick	2.5	1.0	4.3	2.0
Gas Services	(1.3)	(1.0)	(0.3)	(0.1)
Aux Sable	0.2	0.6	1.2	3.8
Other	3.3	(0.1)	2.0	(1.3)
Revalue future income taxes due to tax rate changes	28.9	—	28.9	—

	34.0	2.9	120.0	130.7

Earnings were $120.0 million for the six months ended June 30, 2006 compared with $130.7 million for the six months ended June 30, 2005. The decrease was due primarily to reduced earnings from EGD which resulted from warmer than normal weather, partially offset by the impact of tax rate reductions on future income tax balances.

EGD’s distribution volumes and earnings in 2006 were impacted by warmer weather. The weather in Ontario was warmer than normal in 2006 and reduced earnings by $30.7 million ($9.4 million in the second quarter) whereas weather was colder than normal and increased earnings by $1.7 million in the prior year ($2.0 million warmer than normal in the second quarter). EGD earnings were also reduced by a lower regulated rate of return on common equity, partially offset by a higher regulator approved rate base. The timing of operating and maintenance activities also increased earnings in the second quarter of 2006.
Noverco earnings were higher in the second quarter as the prior year included increased future income tax expense due to adjustments for reciprocal dividends and a significant cash dividend. In addition, the first quarter of the prior year included a $7.3 million dilution gain from a Gaz Metro LP unit issuance in which Noverco did not participate.
Aux Sable earnings were lower despite positive fractionation margins during the first half of 2006. Aux Sable entered into an output arrangement effective January 1, 2006, that eliminates substantially all negative earnings variability. Aux Sable now receives a fixed annual fee and upside sharing above a certain fractionation margin level. As the upside sharing is an annual measure, earnings in the first half of 2006 reflect only the fixed fee portion of the payment. Any upside sharing will be recorded when earned, in accordance with accounting rules for revenue recognition.
Earnings for the three months ended June 30, 2006 were $34.0 million compared with $2.9 million for the same period in the prior year. The increase resulted from the tax rate reductions noted above and improved results from Noverco due to additional tax expense in 2005. The impact of warmer than normal weather on EGD’s earnings was less pronounced in the second quarter of 2006 compared with the first quarter of 2006 because volumes are seasonally lower in the second quarter of the year.
International
Earnings

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

CLH	14.7	14.0	28.0	25.6
OCENSA/CITCol	8.1	8.0	16.3	16.2
Other	(1.5)	(1.6)	(1.2)	(3.2)

	21.3	20.4	43.1	38.6

Earnings for the six months ended June 30, 2006 were $43.1 million, compared with $38.6 million for the same period in 2005. The Company’s international investments continued to show strong performance with no significant variances to note.
Earnings for the three months ended June 30, 2006 were consistent with earnings from the same period in the prior year.

Corporate
Costs

	Three months ended		Six months ended
(millions of Canadian dollars)	June 30,		June 30,
	2006	2005	2006	2005

Corporate	(19.1)	(16.5)	(38.5)	(31.6)
Revalue future income taxes due to tax rate changes	14.0	—	14.0	—

	(5.1)	(16.5)	(24.5)	(31.6)

Corporate costs totaled $24.5 million for six months ended June 30, 2006, compared with $31.6 million for the six months ended June 30, 2005. The overall decrease was due to the impact of tax rate reductions on future income tax balances, partially offset by higher interest expense as a portion of the Company’s floating rate debt was repaid through the issuance of long-term fixed rate debt.
Corporate costs for the three months ended June 30, 2006 totaled $5.1 million compared with $16.5 million for the three months ended June 30, 2005. The decrease resulted primarily from the impact of tax rate reductions on future income tax balances.
LIQUIDITY AND CAPITAL RESOURCES
The Company expects to generate sufficient cash from operations to fund liabilities as they come due, finance budgeted investing activity and pay common share dividends throughout 2006. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.
Operating Activities
Cash from operations for the six months ended June 30, 2006 was $1,191.7 million and reflected an increase of $170.5 million from the same period in the prior year. The increase was due to operating assets and liabilities, primarily driven by a larger decrease in inventory during the first half of 2006 as a result of higher commodity prices in late 2005, which increased the value of opening inventory that was sold during the six months ended June 30, 2006. The three-month results ended June 30, 2006 reflected similar factors as the six-month results.
Investing Activities
Cash used for investing activities was $204.7 million (2005 — $147.5 million) and $535.2 million (2005 — $320.3 million) for the three and six months ended June 30, 2006. The increases reflected the purchase of a 65% joint venture interest in Olympic Pipeline for $101.4 million during the first quarter of 2006 and increased expenditures on property, plant and equipment during the six months ended June 30, 2006. Higher expenditures on property, plant and equipment reflected construction of new laterals on the Gulf of Mexico pipeline infrastructure, planned system expansions on the Athabasca pipeline as well as customer additions and system upgrades in EGD.
Financing Activities
The Company’s debt to capitalization ratio was 62.2% on June 30, 2006, compared with 64.5% on December 31, 2005.
Financing activities during the six months ended June 30, 2006 resulted in a use of cash of $661.8 million, comparable with $670.0 million in the same period in 2005. Financing activities in the first half of 2006 primarily consisted of the issuance of medium term notes by Enbridge Inc. and EGD totaling $500.0 million during the first quarter. In addition, long-term debt of $400.0 million of Enbridge Inc. was repaid upon maturity during the second quarter of 2006. Long-term debt issues as well as cash from operations funded the reduction in short-term borrowings and short-term debt for the six months ended

June 30, 2006. Finally, dividends on common shares of $100.8 million and $201.4 million were paid for the three and six months ended June 30, 2006.
CHANGES IN ACCOUNTING POLICIES
Hedges, Financial Instruments — Recognition and Measurement and Comprehensive Income
New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for hedge accounting, recognition and measurement of financial instruments and disclosure of comprehensive income. The Company anticipates that the adoption of these standards will result in the recognition of financial instruments and hedging relationships consistent with similar requirements in the U.S., as currently reflected in the Company’s United States Accounting Principles note.
SELECTED QUARTERLY FINANCIAL INFORMATION1

(millions of Canadian dollars,
except per share amounts)	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	2,327.2	3,346.7	2,712.8	1,657.1	1,572.4	2,555.8	2,323.6	1,615.6
Earnings applicable to common shareholders	157.9	190.9	174.0	67.8	93.6	220.6	104.8	179.7
Earnings per common share	0.47	0.56	0.52	0.20	0.27	0.66	0.31	0.54
Diluted earnings per common share	0.46	0.56	0.51	0.20	0.27	0.65	0.30	0.54
Dividends per common share	0.2875	0.2875	0.2875	0.2500	0.2500	0.2500	0.22875	0.22875

[1]	Quarterly Financial Information has been extracted from financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles.
Revenue fluctuates primarily due to the seasonality of EGD. Typically, EGD’s revenue peaks in the winter months during the first quarter and, to a lesser extent, in the fourth quarter when higher volumes are sold. Also, EGD’s revenue and earnings are affected by variations in the weather, especially in the winter, when warmer or colder than normal temperatures can result in lower or higher distribution volumes, respectively.
Significant items that impacted the quarterly earnings and revenue, in addition to the seasonal fluctuations described above, were as follows:
•	Second quarter earnings in 2006 included the impact of tax rate reductions, which increased earnings by a total of $48.9 million. Revenues in the second quarter of 2006 were higher than the second quarter of 2005 due to higher commodity prices and were offset by higher commodity costs, as EGD does not earn a profit from changes in the price of natural gas.
•	First quarter earnings in 2006 reflected improved earnings in the Enbridge System more than offset by lower results from EGD, due primarily to warmer than normal weather. Revenues in the first quarter of 2006 were higher due to higher commodity prices and were offset by higher commodity costs.
•	Third quarter earnings in 2005 were negatively impacted by Hurricanes Katrina and Rita and by non-cash losses on the fair value of derivatives in EEP.
•	First quarter earnings in 2005 included dilution gains in EEP and within Noverco.
•	Fourth quarter earnings in 2004 included an additional quarter for EGD and other gas distribution businesses as the consolidation of these businesses changed from quarter lag to calendar year. Although this quarter included six months of earnings from these businesses, the additional quarter (July – September) is seasonally a summer loss quarter, which reduced earnings in the fourth quarter of 2004.
•	Third quarter earnings in 2004 included a $97.8 million gain on the sale of the Company’s investment in AltaGas.

OUTSTANDING SHARE DATA

Number of Shares

Common Shares — issued and outstanding (voting equity shares)	350,892,611
Preference Shares, Series A (non-voting equity shares)	5,000,000
Total issued and outstanding stock options (6,898,601 vested)	11,369,851

Outstanding share data information is provided as at July 24, 2006.
The Company has a Shareholder Rights Plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.
Additional information relating to Enbridge Inc., including the Company’s Annual Information Form, is available on www.sedar.com.

ENBRIDGE INC.
HIGHLIGHTS

	Three months ended		Six months ended
(unaudited; millions of Canadian dollars, except per share amounts)	June 30,		June 30,
	2006	2005	2006	2005

Earnings Applicable to Common Shareholders
Liquids Pipelines	68.6	53.6	134.9	106.6
Gas Pipelines	15.9	18.7	31.9	37.0
Sponsored Investments	23.2	14.5	43.4	32.9
Gas Distribution and Services	34.0	2.9	120.0	130.7
International	21.3	20.4	43.1	38.6
Corporate	(5.1)	(16.5)	(24.5)	(31.6)

	157.9	93.6	348.8	314.2

Cash Flow Data
Cash provided by operating activities before changes in operating assets and liabilities	253.9	295.9	577.5	664.8
Cash provided by operating activities	477.2	351.6	1,191.7	1,021.2
Expenditures on property, plant and equipment	231.9	116.4	392.6	199.5
Acquisitions and long-term investments	0.2	16.2	156.3	119.9
Common share dividends	100.8	86.9	201.4	173.8

Per Share Information
Earnings per Common Share	0.47	0.27	1.03	0.93
Diluted Earnings per Common Share	0.46	0.27	1.02	0.92
Dividends per Common Share	0.2875	0.2500	0.5750	0.5000

Shares Outstanding (millions)
Weighted Average Common Shares Outstanding			339.3	336.9
Diluted Weighted Average Common Shares Outstanding			342.5	340.2

Operating
Liquids Pipelines[1]
Deliveries (thousands of barrels per day)	2,054	1,999	2,103	2,015
Barrel miles (billions)	186	173	384	345
Average haul (miles)	997	951	1,010	945
Gas Pipelines — Average Daily Throughput Volume (millions of cubic feet per day)
Alliance Pipeline US	1,592	1,561	1,636	1,622
Vector Pipeline	1,011	979	1,082	1,036
Enbridge Offshore Pipelines	2,229	2,435	2,149	2,520
Gas Distribution and Services[2]
Volumes (billion cubic feet)	70	75	240	264
Number of active customers (thousands)	1,825	1,779	1,825	1,779
Degree day deficiency[3]
Actual	439	487	2,105	2,453
Forecast based on normal weather	546	546	2,440	2,440

1.	Liquids Pipelines operating highlights include the statistics of the 10.9% owned Lakehead System and other wholly-owned liquid pipeline operations, excluding Spearhead Pipeline and Olympic Pipeline.

2.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

3.	Degree-day deficiency is a measure of coldness which is indicative of volumetric requirements of natural gas utilized for heating purposes. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

Revenues
Commodity sales	1,791.1	1,035.1	4,496.5	2,966.0
Transportation	478.3	463.1	1,062.2	1,008.6
Energy services	57.8	74.2	115.2	153.6

	2,327.2	1,572.4	5,673.9	4,128.2

Expenses
Commodity costs	1,695.6	943.2	4,287.6	2,713.0
Operating and administrative	248.9	255.2	503.3	514.6
Depreciation and amortization	146.2	143.0	292.2	286.3

	2,090.7	1,341.4	5,083.1	3,513.9

	236.5	231.0	590.8	614.3
Income from Equity Investments	43.3	23.0	98.1	68.8
Other Investment Income	2.9	17.6	17.0	54.0
Interest Expense	(136.8)	(134.1)	(275.1)	(269.4)

	145.9	137.5	430.8	467.7
Income Taxes	13.7	(42.2)	(78.6)	(150.1)

Earnings	159.6	95.3	352.2	317.6
Preferred Share Dividends	(1.7)	(1.7)	(3.4)	(3.4)

Earnings Applicable to Common Shareholders	157.9	93.6	348.8	314.2

Earnings Per Common Share	0.47	0.27	1.03	0.93

Diluted Earnings Per Common Share	0.46	0.27	1.02	0.92

See accompanying notes to the unaudited consolidated financial statements.
ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Six months ended
(unaudited; millions of Canadian dollars)	June 30,
	2006	2005

Retained Earnings at Beginning of Period	2,098.2	1,840.9
Earnings Applicable to Common Shareholders	348.8	314.2
Common Share Dividends	(201.4)	(173.8)
Dividends Paid to Reciprocal Shareholder	6.1	5.4
Dividend Reclassification Adjustment	—	51.2

Retained Earnings at End of Period	2,251.7	2,037.9

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three month ended		Six month ended
	June 30,		June 30,
(unaudited; millions of Canadian dollars)	2006	2005	2006	2005

Cash Provided By Operating Activities
Earnings	159.6	95.3	352.2	317.6
Depreciation and amortization	146.2	143.0	292.2	286.3
Equity earnings less than/(in excess of) cash distributions	(8.2)	6.7	(42.8)	(21.5)
Gain on reduction of ownership interest	—	—	—	(15.6)
Future income taxes	(49.7)	47.9	(48.1)	85.0
Other	6.0	3.0	24.0	13.0
Changes in operating assets and liabilities	223.3	55.7	614.2	356.4

	477.2	351.6	1,191.7	1,021.2

Investing Activities
Acquisitions	—	(15.4)	(101.4)	(58.1)
Long-term investments	(0.2)	(0.8)	(54.9)	(61.8)
Additions to property, plant and equipment	(239.1)	(116.4)	(392.6)	(199.5)
Change in construction payable	6.6	(14.3)	(14.3)	(0.3)
Change in long-term notes receivable	28.0	(0.6)	28.0	(0.6)

	(204.7)	(147.5)	(535.2)	(320.3)

Financing Activities
Net change in short-term borrowings and short-term debt	214.4	(8.6)	(553.2)	(709.8)
Net change in non-recourse short-term debt of joint ventures	4.5	12.5	4.5	11.9
Long-term debt issues	—	—	500.0	620.1
Long-term debt repayments	(400.0)	(100.0)	(400.0)	(396.9)
Non-recourse long-term debt repaid by joint ventures	(27.1)	(48.1)	(29.7)	(52.4)
Non-recourse long-term debt issued by joint ventures	0.8	—	2.8	6.8
Changes in non-controlling interests	(13.8)	(7.4)	(19.9)	(11.9)
Common shares issued	18.4	12.0	38.5	39.4
Preferred share dividends	(1.7)	(1.7)	(3.4)	(3.4)
Common share dividends	(100.8)	(86.9)	(201.4)	(173.8)

	(305.3)	(228.2)	(661.8)	(670.0)

Increase/(Decrease) in Cash and Cash Equivalents	(32.8)	(24.1)	(5.3)	30.9
Cash and Cash Equivalents at Beginning of Period	181.4	160.5	153.9	105.5

Cash and Cash Equivalents at End of Period	148.6	136.4	148.6	136.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,	December 31,
(unaudited; millions of Canadian dollars)	2006	2005

Assets
Current Assets
Cash and cash equivalents	148.6	153.9
Accounts receivable and other	1,709.9	1,900.3
Inventory	597.4	1,021.4

	2,455.9	3,075.6
Property, Plant and Equipment, net	10,590.0	10,466.6
Long-Term Investments	1,877.8	1,842.8
Receivable from Affiliate	147.0	177.0
Deferred Amounts and Other Assets	929.9	894.2
Intangible Assets	241.4	252.6
Goodwill	391.5	367.2
Future Income Taxes	160.8	134.9

	16,794.3	17,210.9

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	192.4	1,074.8
Accounts payable and other	1,630.6	1,624.8
Interest payable	84.3	81.7
Current maturities and short-term debt	331.2	401.2
Current portion of non-recourse long-term debt	57.7	68.2

	2,296.2	3,250.7
Long-Term Debt	6,745.2	6,279.1
Non-Recourse Long-Term Debt	1,576.4	1,619.9
Other Long-Term Liabilities	81.3	91.7
Future Income Taxes	991.0	1,009.0
Non-Controlling Interests	687.8	691.0

	12,377.9	12,941.4

Shareholders’ Equity
Share capital
Preferred shares	125.0	125.0
Common shares	2,388.3	2,343.8
Contributed surplus	12.3	10.0
Retained earnings	2,251.7	2,098.2
Foreign currency translation adjustment	(225.2)	(171.8)
Reciprocal shareholding	(135.7)	(135.7)

	4,416.4	4,269.5

	16,794.3	17,210.9

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These consolidated financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2005 Annual Report. These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences that impact the Company’s financial statements are described in Note 4. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2005 Annual Report.
Earnings for interim periods may not be indicative of results for the fiscal year due to the seasonal nature of the gas distribution utility business and other factors.
Certain comparative amounts have been reclassified to conform to the current year’s presentation.
1. SEGMENTED INFORMATION
Three months ended June 30, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	246.1	86.4	63.4	1,928.5	2.8	—	2,327.2
Commodity costs	—	—	—	(1,695.6)	—	—	(1,695.6)
Operating and administrative	(85.2)	(24.7)	(18.0)	(113.5)	(4.6)	(2.9)	(248.9)
Depreciation and amortization	(40.1)	(20.4)	(17.9)	(66.4)	(0.1)	(1.3)	(146.2)

	120.8	41.3	27.5	53.0	(1.9)	(4.2)	236.5
Investment and other income	0.2	3.2	5.6	11.3	27.7	(1.8)	46.2
Interest and preferred share dividends	(27.6)	(18.5)	(15.0)	(46.1)	—	(31.3)	(138.5)
Income taxes	(24.8)	(10.1)	5.1	15.8	(4.5)	32.2	13.7

Earnings applicable to common shareholders	68.6	15.9	23.2	34.0	21.3	(5.1)	157.9

Three months ended June 30, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	214.1	98.3	61.7	1,196.3	2.0	—	1,572.4
Commodity costs	—	—	—	(943.2)	—	—	(943.2)
Operating and administrative	(77.0)	(23.1)	(14.9)	(133.8)	(3.5)	(2.9)	(255.2)
Depreciation and amortization	(36.5)	(23.9)	(17.9)	(62.5)	(0.3)	(1.9)	(143.0)

	100.6	51.3	28.9	56.8	(1.8)	(4.8)	231.0
Investment and other income	(0.4)	1.3	10.1	(1.4)	22.8	8.2	40.6
Interest and preferred share dividends	(24.2)	(21.6)	(15.8)	(42.6)	—	(31.6)	(135.8)
Income taxes	(22.4)	(12.3)	(8.7)	(9.9)	(0.6)	11.7	(42.2)

Earnings applicable to common shareholders	53.6	18.7	14.5	2.9	20.4	(16.5)	93.6

Six months ended June 30, 2006

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	493.9	173.1	125.4	4,876.2	5.3	—	5,673.9
Commodity costs	—	—	—	(4,287.6)	—	—	(4,287.6)
Operating and administrative	(170.0)	(47.1)	(32.9)	(238.9)	(7.8)	(6.6)	(503.3)
Depreciation and amortization	(78.7)	(42.4)	(36.0)	(132.1)	(0.4)	(2.6)	(292.2)

	245.2	83.6	56.5	217.6	(2.9)	(9.2)	590.8
Investment and other income	—	6.0	25.9	25.7	52.1	5.4	115.1
Interest and preferred share dividends	(50.8)	(37.3)	(30.0)	(94.8)	—	(65.6)	(278.5)
Income taxes	(59.5)	(20.4)	(9.0)	(28.5)	(6.1)	44.9	(78.6)

Earnings applicable to common shareholders	134.9	31.9	43.4	120.0	43.1	(24.5)	348.8

Six months ended June 30, 2005

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated

Revenues	425.9	194.8	122.0	3,380.0	5.5	—	4,128.2
Commodity costs	—	—	—	(2,713.0)	—	—	(2,713.0)
Operating and administrative	(151.2)	(44.3)	(28.1)	(274.0)	(8.1)	(8.9)	(514.6)
Depreciation and amortization	(73.7)	(48.1)	(35.4)	(125.6)	(0.6)	(2.9)	(286.3)

	201.0	102.4	58.5	267.4	(3.2)	(11.8)	614.3
Investment and other income	(1.2)	1.3	30.8	25.2	42.9	23.8	122.8
Interest and preferred share dividends	(48.5)	(42.7)	(31.3)	(87.3)	—	(63.0)	(272.8)
Income taxes	(44.7)	(24.0)	(25.1)	(74.6)	(1.1)	19.4	(150.1)

Earnings applicable to common shareholders	106.6	37.0	32.9	130.7	38.6	(31.6)	314.2

2. STOCK-BASED COMPENSATION
During the six months ended June 30, 2006, 1.6 million (2005 — 1.5 million) stock options were granted to employees at a weighted average exercise price of $36.47 (2005 — $31.68). The weighted average grant-date fair value of the stock options granted during the six months ended June 30, 2006 was $6.30 (2005 — $5.30) for each option granted3. Outstanding stock options expire over a period no later than June 1, 2016. The Company has applied the fair-value based method of accounting for stock options granted after January 1, 2003. Under this method, earnings include a compensation charge representing the fair value of options granted in years 2003 through 2006 amortized over the vesting period, with a corresponding increase to contributed surplus.
In addition, the Company granted 117,900 Performance Stock Units (PSUs) (2005 —130,130) to the Company’s senior officers during the six months ended June 30, 2006. The PSUs granted in 2006 mature on January 1, 2009. Compensation costs for PSUs are accounted for over the three-year period on a mark-to-market basis, whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s stock, and the Company’s performance relative to a specified peer group.

If the Company had used the fair-value based method to account for fixed stock options and performance-based options granted in fiscal 2002, earnings and earnings per share would have been as follows.

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

Earnings applicable to common shareholders
As reported	157.9	93.6	348.8	314.2
Total stock-based compensation expense[1]	(3.1)	(3.2)	(6.3)	(5.9)
Included as an expense in the statement of earnings[2]	2.9	2.2	5.5	3.9

Pro forma earnings	157.7	92.6	348.0	312.2

Earnings per share
As reported	0.47	0.27	1.03	0.93

Pro forma	0.47	0.27	1.03	0.93

Diluted earnings per share
As reported	0.46	0.27	1.02	0.92

Pro forma	0.46	0.27	1.02	0.92

1.	Total stock-based compensation expense if the fair-value based method to expense all outstanding stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options and performance stock units granted in 2003 through 2006 as a result of the adoption of the fair-value based method on January 1, 2003.

3.	The Black-Scholes model was used to calculate the fair-value of the fixed stock options. Significant assumptions include a risk-free interest rate of 4.15% (2005 — 4.44%) based on the Government of Canada yield corresponding to the expected term, expected volatility of 19% (2005 — 16%) based on the historical volatility of the Company’s share price, an expected life of 8 years (2005 — 8 years) based on the Company’s historical data on option exercises, and an expected dividend yield of 3.23% (2005 — 3.17%).
3. POST-EMPLOYMENT BENEFITS
Pension Plans
The Company has three Company-funded pension plans, which provide either defined benefit or defined contribution pension benefits, or both, for employees of the Company. The Liquids Pipelines and Gas Distribution and Services pension plans provide defined benefit and/or defined contribution pension benefits to Canadian employees of Enbridge. The Enbridge U.S. pension plan provides defined benefit pension benefits. The Company also provides post-employment benefits other than pensions (OPEB) for qualifying retired employees. Costs recognized in the period are presented below.
Net Pension and OPEB Costs Recognized

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars)	2006	2005	2006	2005

Benefits earned during the period	10.8	8.1	21.6	16.2
Interest cost on projected benefit obligations	16.2	15.9	32.3	31.7
Expected return on plan assets	(21.1)	(18.9)	(42.3)	(37.8)
Amortization of unrecognized amounts	3.8	3.0	7.8	6.2
Amount charged to Enbridge Energy Partners L.P.	(2.5)	(2.6)	(5.2)	(5.1)

Pension and OPEB costs recognized	7.2	5.5	14.2	11.2

The above reflects the pension and OPEB cost for all of the Company’s benefit plans on an accrual basis. However, in accordance with its ability to recover employee benefit costs on a pay-as-you-go basis for the regulated operations of Gas Distribution and Services, the Company records the cost of such benefits on a cash basis. Using the cash basis for the Gas Distribution and Services plans and the accrual method for other plans, the Company’s pension and OPEB costs were $11.7 million for the six month period ended June 30, 2006 (2005 — $8.8 million) and $6.0 million for the three month period ended June 30, 2006 (2005 — $4.3 million).
4. UNITED STATES ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP. The effects of significant differences between Canadian GAAP and U.S. GAAP for the Company are described below.
Earnings and Comprehensive Income

	Three months ended		Six months ended
	June 30,		June 30,
(millions of Canadian dollars, except per share amounts)	2006	2005	2006	2005

Earnings under Canadian GAAP	157.9	93.6	348.8	314.2
Stock-based compensation[1]	—	—	—	(6.6)
Tax effect of the above adjustments	—	—	—	2.6

Earnings under U.S. GAAP	157.9	93.6	348.8	310.2
Other Comprehensive Income
Unrealized net gain/(loss) on cash flow hedges[5]	21.8	(20.0)	(20.8)	47.2
Foreign currency translation adjustment[5]	(63.5)	24.2	(52.4)	34.6

Comprehensive income	116.2	97.8	275.6	392.0

Earnings per common share	0.47	0.27	1.03	0.92

Diluted earnings per common share	0.46	0.27	1.02	0.91

Financial Position

(millions of Canadian dollars)	June 30, 2006		December 31, 2005
		United		United
	Canada	States	Canada	States

Cash[6]	148.6	226.4	153.9	153.9
Accounts receivable and other [4,5,6]	1,709.9	2,332.6	1,900.3	1,991.5
Inventory[6]	597.4	768.7	1,021.4	1,021.4
Property, plant and equipment, net[6]	10,590.0	14,216.0	10,466.6	10,466.6
Long-term investments[6]	1,877.8	1,361.5	1,842.8	1,842.8
Deferred amounts and other assets[2,6]	929.9	1,614.5	894.2	2,086.6
Intangible assets[6]	241.4	346.1	252.6	252.6
Goodwill[6]	391.5	783.8	367.2	367.2
Accounts payable and other[1,4,5,6]	1,630.6	2,411.5	1,624.8	1,671.0
Interest payable[6]	84.3	97.1	81.7	81.7
Current portion of non-recourse debt[6]	57.7	78.8	68.2	68.2
Long-term debt[4,5,6]	6,745.2	6,745.2	6,279.1	6,279.8
Non-recourse long-term debt[6]	1,576.4	3,773.0	1,619.9	1,619.9
Other long-term liabilities[6]	81.3	494.2	91.7	91.7
Future income taxes[2,4,5,6]	991.0	1,667.2	1,009.0	2,162.2
Non-controlling interests[6]	687.8	1,736.2	691.0	691.0
Retained earnings	2,251.7	2,164.5	2,098.2	2,027.6
Contributed surplus[1]	12.3	—	10.0	—
Additional paid-in capital[1]	—	56.2	—	53.9
Foreign currency translation adjustment[5]	(225.2)	—	(171.8)	—
Accumulated other comprehensive loss[5]	—	(168.7)	—	(95.5)

1.	Stock-based Compensation

Effective January 1, 2006, the Company adopted Financial Accounting Standard 123 Revised 2004 (FAS 123R), Share Based Payment, on a modified prospective basis for U.S. GAAP purposes. FAS 123R requires the use of the fair value method to measure compensation expense for the Company’s Fixed Stock Options (FSOs) and Performance Based Options (PBOs) issued after January 1, 2006, as well as for the portion of awards for which the requisite service has not been performed that are outstanding as of January 1, 2006. FAS 123R also requires the use of the fair value method for awards settled in cash, including the Company’s Performance Stock Units (PSUs).

The Company had previously adopted the fair value recognition provisions of the former FAS 123, Share Based Payment, effective January 1, 2003, resulting in the recognition of stock based compensation expense using the fair value method for FSOs and PBOs issued subsequent to that date.

The Company’s PSUs do not have a strike price, therefore the fair value is equal to the intrinsic value used for Canadian GAAP purposes, eliminating any differences between Canadian and U.S. GAAP. The intrinsic value represents the difference between the Company’s closing share price and the exercise price, multiplied by the dilutive number of options/units. FAS 123R requires the effect of forfeitures to be estimated and recorded at the grant date which is also an acceptable Canadian GAAP alternative. Therefore, there is no impact on net income or cash flow as a result of adopting FAS 123R. However, FAS 123R requires the following additional disclosures.

	Number of Options		Aggregate Intrinsic Value
(in millions of options/unit and Canadian dollars)	2006	2005	2006	2005
Fixed Stock Options
Options Outstanding at June 30	10.0	9.8	94.7	127.1
Options Exercisable at June 30	6.1	5.5	83.3	89.7
Options Exercised during the period	0.9	1.4	14.7	19.2
Performance Based Options
Options Outstanding at June 30	1.4	2.1	15.3	28.3
Options Exercisable at June 30	0.9	0.8	9.5	13.0
Options Exercised during the period	0.6	0.4	10.7	6.8
Performance Stock Units
Units Outstanding at June 30	0.3	0.2	11.0	7.0
Units Exercisable at June 30	—	—	—	—
Units Exercised during the period	—	—	—	—
Cash of $18.3 million (2005 — $23.8 million) and $10.7 million (2005 — $7.2 million) was received from the exercise of FSO’s and PBO’s respectively, for the six month period ended June 30, 2006. The PSUs are paid out at the end of a three-year performance cycle.

As at June 30, 2006, there was $17.2 million and $6.2 million of unrecognized compensation cost related to the FSOs and the PSUs, respectively. This is expected to be recognized over a weighted average period of 3.0 years for the FSOs and 1.9 years for the PSUs.

2.	Future Income Taxes

Under U.S. GAAP, deferred income tax liabilities are recorded for rate-regulated operations, which follow the taxes payable method for ratemaking purposes. As these deferred income taxes are expected to be recoverable in future revenues, a corresponding regulatory asset is also recorded. These assets and liabilities are adjusted to reflect changes in enacted income tax rates. A deferred tax liability of $647.9 million (2005 — $709.0 million) is recorded for U.S. GAAP purposes and reflects the difference between the carrying value and the tax basis of property, plant and equipment. Regulated companies following the taxes payable method are not required to record this additional tax liability under Canadian GAAP. To recover the additional deferred income taxes recorded under U.S. GAAP through the ratemaking process, it would be necessary to record incremental revenue of $918.6 million (2005 — $1,100.9 million).

3.	Accounting for Joint Ventures

U.S. GAAP requires the Company’s investments in joint ventures to be accounted for as investments using the equity method, as opposed to proportionately consolidated. However, under an accommodation of the U.S. Securities and Exchange Commission, the accounting for a joint venture need not be reconciled from Canadian to U.S. GAAP if this joint venture is jointly controlled by all owners. Joint ventures in which all owners do not share joint control are reconciled to U.S. GAAP. The different accounting treatment affects only display and classification and not earnings or shareholders’ equity.

4.	Financial Instruments

For U.S. GAAP purposes, FAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the fair value of derivatives are recognized in current period earnings unless specific hedge accounting criteria are met.

The accounting for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in the fair value of derivative instruments is offset in income against the change in the fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in the fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods.

5.	Accumulated Other Comprehensive Loss

At June 30, 2006, Accumulated Other Comprehensive Loss of $168.7 million (2005 — $65.3 million) consists of an accumulated foreign currency translation loss of $202.2 million (December 30, 2005 — $149.8 million) and net unrealized gains of $33.5 million (December 31, 2005 — $54.3 million) on derivative financial instruments that qualify as cash flow hedges.

Of the total Accumulated Other Comprehensive Loss of $168.7 million, the Company estimates that approximately $10.3 million, representing unrecognized net losses on derivative activities at June 30, 2006, is expected to be reclassified into earnings during the next twelve months and primarily relates to natural gas supply management.

6.	Consolidation of a Limited Partnership

In June 2005, the U.S. Emerging Issues Task Force (EITF), reached a consensus on EITF issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), addressing when a general partner, or general partners as a group, control and should therefore, consolidate a limited partnership. Under EITF 04-5, a sole general partner is presumed to control a limited partnership when certain conditions are met.

Effective January 1, 2006, the Company adopted, without restatement of prior periods, EITF 04-5. As a result of adopting EITF 04-5, the Company is consolidating its 10.9% interest in Enbridge Energy Partners (EEP). The impact of adopting EITF 04-5, for U.S. GAAP purposes as at and for the three and six months ending June 30, 2006, is outlined below.
Statement of Financial Position

June 30,
(millions of Canadian dollars)	2006

Cash	99.9
Accounts receivable and other	615.7
Inventory	172.8
Property, plant and equipment, net	3,712.2
Deferred amounts and other assets	36.7
Intangible assets	104.7
Goodwill	392.2

5,134.2

Less: Liabilities
Accounts payable and other	815.2
Current portion of non-recourse long-term debt	34.7
Non recourse long-term debt	2,197.4
Other long-term liabilities	417.5
Non-controlling interests	1,048.4

621.0
Elimination of investment in EEP	(621.0)

Net financial position impact	nil

Statement of Earnings

	Three months ended	Six months ended
(millions of Canadian dollars)	June 30, 2006	June 30, 2006

Transportation revenue	1,593.3	3,774.8
Commodity costs	(1,331.7)	(3,228.0)
Operating and administrative	(125.5)	(241.2)
Depreciation and amortization	(38.2)	(76.1)
Investment and other income	` 1.7	6.2
Interest expense	(30.9)	(63.2)
Non-controlling interest	(46.1)	(118.3)

	22.6	54.2
Elimination of EEP investment income	(22.6)	(54.2)

Net earnings impact	nil	nil

Statement of Cash Flows

	Three months ended	Six months ended
(millions of Canadian dollars)	June 30, 2006	June 30, 2006

Operating activities	77.6	190.1
Investing activities	(233.6)	(357.1)
Financing activities	99.7	162.2

Net cashflow impact	(56.3)	(4.8)

5. COMMITMENTS AND CONTINGENCIES
EGD Late Payment Penalties Class Action Lawsuit
In July 2006, culminating a 12-year legal case, EGD entered into a settlement agreement with respect to the repayment of a portion of amounts paid to it as late payment penalties. The total amount of late payment penalties billed between April 1994 and February 2002, when the late payment penalty was revised, was approximately $74 million.
Under the settlement agreement, which must be approved by the Ontario Superior Court of Justice, EGD would donate $9 million to the Winter Warmth Fund, pay class counsel approximately $10 million for the plaintiff’s legal fees and expenses and pay approximately $2 million to the Class Proceedings Fund. The Winter Warmth Fund provides eligible low-income customers of participating Ontario utilities with financial assistance for the payment of their natural gas and electricity bills.
The settlement agreement is subject to the approval of the Ontario Superior Court of Justice (the Court). The Court will consider the settlement at a hearing likely to be held in September 2006. If the Court does not approve the settlement, the settlement agreement will become null and void, the proposed payments will not be made by the Company and the litigation will likely continue. EGD intends to apply to the Ontario Energy Board for recovery of payments resulting from the settlement.